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Exhibit 6

                                     [LOGO]

                                                                December 6, 1999

Dear Shareholders:

    On behalf of the board of directors of Optical Security Group, Inc. (the "Company"), I am pleased to inform you that on November 30, 1999, the Company entered into an Agreement and Plan of Merger with Applied Holographics, Plc ("Parent"), and Applied OpSec Corporation ("Purchaser"), a wholly owned subsidiary of Parent (the "Merger"). Pursuant to the Merger Agreement the Purchaser is commencing a cash tender offer to purchase all of the outstanding shares of the Company's common stock at a price of $7.00 per share. Following the completion of the tender offer, and any approvals required by law, the Purchaser will be merged with and into the Company, with the Company surviving the Merger, and each share of the Company's common stock not purchased in the tender offer (other than any shares owned by the Purchaser, Parent, or dissenting shareholders) will be converted into the right to receive $7.00 per share in cash, without interest.

    The board of directors of the Company has determined that the tender offer and the Merger are fair to and in the best interests of the Company's shareholders and has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the tender offer and the Merger, and unanimously recommends that the shareholders of the Company accept the Purchaser's tender offer and tender their shares thereunder.

    In arriving at its recommendation, the board of directors gave careful consideration to a number of factors more fully described in the accompanying materials. The board of directors has received the written opinion, dated November 29, 1999, of Wasserstein, Perella & Co., Inc., the Company's financial advisor to the effect that, as of such date, and based upon and subject to certain matters stated therein, the $7.00 per share cash consideration to be received in the tender offer and the Merger by the holders of the common stock is fair to such shareholders from a financial point of view.

    Accompanying this letter, in addition to the attached Schedule 14D-9 relating to the tender offer, is the Offer to Purchase of the Purchaser making the tender offer together with related materials, including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the offer and Merger, and include instructions as to how to tender your shares. I urge you to read the enclosed materials carefully.

                                          Very truly yours,

                                          /s/ Richard H. Bard

                                          Richard H. Bard

                                          Chairman of the Board of Directors and
                                          Chief Executive Officer